Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 31, 2020 to Prospectus dated June 30, 2017

Registration No. 333-219088

DOMINION ENERGY, INC.

FINAL TERM SHEET

March 31, 2020

2020 Series C 3.375% Senior Notes due 2030

Issuer:	Dominion Energy, Inc.

Principal Amount:	$1,500,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (stable outlook) BBB (stable outlook) BBB+ (stable outlook)

Trade Date:	March 31, 2020

Settlement Date (T+3)**:	April 3, 2020

Final Maturity Date:	April 1, 2030

Interest Payment Dates:	April 1 and October 1

First Interest Payment Date:	October 1, 2020

Optional Redemption:	Make Whole Call at T+45 bps prior to January 1, 2030; Par Call on or after January 1, 2030

Treasury Benchmark:	1.50% due February 15, 2030

Benchmark Yield:	0.695%

Spread to Benchmark:	+280 bps

Reoffer Yield:	3.495%

Coupon:	3.375%

Price to Public:	98.995%

Proceeds to the Company Before Expenses:	98.345%

CUSIP/ISIN:	25746U DG1/ US25746UDG13

Recent Developments:	At March 31, 2020, based on economic factors and other factors, including but not limited to market power prices and the Virginia Clean Economy Act passed by the General Assembly in March 2020 and awaiting the Governor’s signature, the Company anticipates recording an abandonment charge under generally accepted accounting principles in the first quarter of 2020 as a result of the probable early retirement of certain Virginia Power coal- and oil-fired generating units. While management is still determining the abandonment charge, such non-cash charge is expected to be between $500 million and $650 million after-tax.

Joint Book-Running Managers:	BofA Securities, Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc., SunTrust Robinson Humphrey, Inc. and U.S. Bancorp Investments, Inc.

Co-Manager:	R. Seelaus & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated March 31, 2020, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

BofA Securities, Inc.	1-800-294-1322 (toll-free)

RBC Capital Markets, LLC	1-866-375-6829 (toll-free)

Scotia Capital (USA) Inc.	1-800-372-3930 (toll-free)

SMBC Nikko Securities America, Inc.	1-888-868-6856 (toll-free)

SunTrust Robinson Humphrey, Inc.	1-800-685-4786 (toll-free)

U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll-free)

*    A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**    We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the settlement date, which will be the third business day following the date of this final term sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.